Angel Studios, Inc.

295 W Center Street, Suite F

Provo, UT 84601

August 27, 2024

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington, DC 20549

Attn: Jenna Hough

Re:	Angel Studios, Inc.

Offering Statement on Form 1-A

Filed August 27, 2024

File No. 024-12454

To Whom It May Concern:

On behalf of Angel Studios, Inc. (the “Company”), I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on August 29, 2024 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Patrick Reilly
Patrick Reilly
Title: Chief Financial Officer